UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

April 24, 2024

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

111 quai du Président Roosevelt
92130 Issy-les-Moulineaux, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

Press release

Paris, 24 April 2024

Financial results at 31 March 2024

Good start to the year, strong momentum on "Lead the Future"

•    Creation of MASORANGE, new leader in Spain

•    Acceleration of revenue and EBITDAaL growth in the first quarter

•    Confirmation of 2024 targets

In millions of euros	1Q 2024	1Q 2023 comparable basis	1Q 2023 historical basis	change comparable basis	change historical basis
Revenues	9,850	9,649	9,517	2.1%	3.5%
EBITDAaL	2,406	2,351	2,306	2.3%	4.3%
eCAPEX (excluding licenses)	1,550	1,512	1,493	2.5%	3.8%
o/w Continuing operations	1,384	1,343	1,323	3.1%	4.6%
o/w Discontinued operations	166	169	169	(2.1)%	(2.1)%
EBITDAaL - eCAPEX of continuing operations	1,022	1,008	982	1.4%	4.0%

MASORANGE, the 50:50 joint venture combining the Spanish operations of Orange and MASMOVIL[1] was created on 26 March 2024. The Group’s Spanish operations are deemed to be discontinued under IFRS 5 until closing and will subsequently be consolidated using the equity method in the Group’s financial statements. Historical data has been restated.

Commenting on these results, Christel Heydemann, Orange’s Chief Executive Officer, said:

"Orange has made a very good start to the year, marked by the completion of the deal with MASMOVIL to create MASORANGE, creating the leading operator in Spain in terms of customer numbers. This is a major step forward in the execution of the "Lead the Future" plan and for the Group’s development in Europe.

In the first quarter, Group revenues and EBITDAaL accelerated, rising 2.1% and 2.3% respectively, in line with this year’s objectives as set out in our strategic plan.

In France, revenue growth was driven by retail services, underpinned by a value-oriented strategy that delivered increases across all ARPOs.

In the B2B market, Orange Business revenues were stable while those of IT and Integration services, Orange Cyberdefense in particular, grew. Orange Business continues to execute its transformation plan with several important milestones achieved this quarter, notably the implementation of the cost reduction plan.

Driven by its robust growth drivers, the Africa & Middle East region maintained its strong momentum with double-digit revenue growth for the fourth consecutive quarter.

I would like to thank all our colleagues for their dedication and trust. Orange continues to evolve to be efficient across all its activities and be among the sector’s global leaders."

Orange group revenues rose 2.1% compared with the first quarter of 2023[2] (+201 million euros) thanks to growth in retail services (+3.2% or +232 million euros) and a smaller decline in wholesale services (-4.1% or -62 million euros), mainly related to higher unbundling rates in France.

•     Africa & Middle East is the main contributor to this growth, with revenues rising strongly (+11.1% or +185 million euros) lead by a robust performance in voice and double-digit increases in its four growth engines (+15.7% in mobile data, +20.6% in fixed broadband, +23.5% at Orange Money and +14.1% in B2B across all activities), and this despite the devaluation of the Egyptian pound.

•     Revenues in France increased 0.8% (+35 million euros) thanks to the growth in retail services excluding PSTN[3] (+3.0%), in line with the "Lead the Future" target of growth between 2.0% and 4.0%, and to a smaller decline in wholesale (-4.2%) due to the higher unbundling rate applied from 1 January 2024.

•     Europe declined (-2.0% or -35 million euros) due to a reduction in low-margin activities, offset partially by the continued growth of retail services excluding IT and Integration services (+0.9%).

•     The slight decrease in Orange Business revenues (-0.3% or -6 million euros) was due to the decline in fixed voice revenues (-8.7% or -72 million euros), which was almost offset by accelerated growth in IT and Integration services revenues (+7.5% or +65 million euros), notably driven by Orange Cyberdefense (+15.3% or +39 million euros).

•     In terms of commercial performance, the Group maintained its leadership position in convergence, with 9.1 million convergent customers (+1.9%), as well as its commercial momentum in mobile contracts and very high-speed fixed broadband accesses. Mobile services had 242.6 million accesses worldwide (+7.0%) including 90.7 million contracts (+12.3%). Fixed services had 39.2 million accesses worldwide (-3.2%) of which 13.3 million were very high-speed broadband accesses, an area that continued to show strong growth (+14.4%). Fixed narrowband accesses continued their decline (-13.2%).

The Group’s EBITDAaL was 2,406 million euros for the period ended 31 March 2024, an increase of 2.3% in line with the objective of slight growth in 2024. The EBITDAaL from telecom activities was to 2,440 million euros (+2.3%).

eCAPEX amounted to 1,384 million euros in the first quarter of 2024, excluding 166 million euros of CAPEX for Spain booked in the first quarter in the Group’s financial statements. eCAPEX rose 3.1% and eCAPEX for telecom activities as a percentage of revenues was 14.0%, reflecting the objective to maintain discipline in 2024. The number of households connectable to FTTH reached 56.2 million excluding Spain (+12.2%), and the FTTH customer base was 12.2 million (+15.4%).

The Group can therefore confirm its financial targets for 2024 [4]:

•   Low single-digit growth in EBITDAaL

•   Discipline on eCAPEX

•   Organic cash flow of at least 3.3 billion euros from telecom activities

•   Net debt/EBITDAaL ratio of telecom activities unchanged at about 2x in the medium term

•   Proposal to increase the 2024 dividend payable in 2025 to 0.75 euros per share, including an interim dividend of 0.30 euros in December 2024.

Changes in the asset portfolio

Impact of the creation of MASORANGE, the joint venture between Orange and MASMOVIL in Spain

The Group’s operations in Spain are deemed to be discontinued under IFRS 5 "Non-current Assets Held for Sale and Discontinued Operations" for the period from 1 January to 26 March 2024, and the historical data was restated in the same way.

As a result:

−         the consolidated income statement presents continuing and discontinued operations separately. Orange’s net income and expenses in Spain are presented until 26 March 2024 in net income from discontinued operations, and the data published for previous years has been restated accordingly. Applied retroactively, the constituent parts of the newly published net income from continuing operations no longer include Orange’s net income and expenses in Spain, and the procedures for eliminating internal operating flows have been reviewed;

−         the previously published consolidated statement of financial position and consolidated cash flow statement remain unchanged and include Orange’s assets/liabilities and cash flows in Spain.

Since 26 March 2024, the investment in the joint venture has been consolidated using the equity method in the Group’s Consolidated Financial Statements.

________________________________________________________________________________

The Board of Directors of Orange SA met on 23 April 2024 and reviewed the consolidated financial results at 31 March 2024.

More detailed information on the Group’s financial results and performance indicators is available on the Orange website www.orange.com/en/consolidated-results.

Review by operating segment

France

In millions of euros	1Q 2024	1Q 2023 comparable basis	1Q 2023 historical basis	change comparable basis	change historical basis
Revenues	4,339	4,304	4,307	0.8%	0.7%
Retail services (B2C+B2B)	2,795	2,748	2,751	1.7%	1.6%
Convergence	1,287	1,234	1,238	4.3%	4.0%
Mobile-only	585	583	582	0.3%	0.4%
Fixed-only	922	931	931	(0.9)%	(0.9)%
Wholesale	1,055	1,100	1,100	(4.2)%	(4.2)%
Equipment sales	324	311	307	4.1%	5.6%
Other revenues	166	144	149	15.0%	11.2%

Good performance of retail services

With quarterly revenues of 4,339 million euros, France recorded growth of 0.8% year on year (+35 million euros). Growth in retail services (+1.7% or +47 million euros), equipment sales (+4.1% or +13 million euros) and other revenues (+15.0% or +22 million euros) offset the expected decline in wholesale services (-4.2% or -46 million euros), which was mitigated this quarter by the higher unbundling rates applied from 1 January 2024.

The growth in retail services, excluding fixed-only narrowband services (PSTN) of 3.0% (+77 million euros), is fully in line with the "Lead the Future" growth target of between 2% and 4%. It is testament to the successful execution of France’s value strategy as illustrated by the year-on-year increase in the average Mobile and Fixed Broadband ARPOs, as well as in the convergent ARPO which reached 74.8 euros.

From a commercial standpoint, Mobile net additions for the first quarter amounted to +9,000[5] (an improvement compared to the first quarter of 2023) and the churn rate remained moderate at 12.7%. The general market slowdown seen since the beginning of last year continued to affect Fixed broadband net additions in the first quarter (-43,000), while Fiber retained its very good momentum (+247,000). There are now 38.2 million households connectable to Orange Fiber.

Based on these good first-quarter results, France confirms its ambition to grow non-PSTN retail services by between 2% and 4%, thanks to the balance achieved by its volume/value equation and the stability of its 2024 EBITDAaL.

Europe (excluding Spain)

In millions of euros	1Q 2024	1Q 2023 comparable basis	1Q 2023 historical basis	change comparable basis	change historical basis
Revenues	1,727	1,762	1,577	(2.0)%	9.5%
Retail services (B2C+B2B)	1,233	1,232	1,074	0.0%	14.8%
Convergence	347	324	255	7.0%	35.9%
Mobile-only	536	538	523	(0.4)%	2.5%
Fixed-only	248	259	191	(4.2)%	30.3%
IT & Integration services	102	111	106	(8.4)%	(3.5)%
Wholesale	198	218	208	(9.4)%	(4.9)%
Equipment sales	257	262	249	(1.8)%	3.4%
Other revenues	39	49	45	(20.5)%	(13.8)%

Good commercial performance focused on the value strategy

Revenues for Europe decreased 2.0% (-35 million euros), in the first quarter due to a reduction in low-margin activities. Wholesale services fell (-9.4% or -20 million euros) due to the regulatory decrease in call termination rates, which had no effect on EBITDAaL, alongside declines in equipment sales (-1.8% or -5 million euros) and revenues from IT and Integration services (-8.4% or -9 million euros).

Retail services growth of +0,9% excluding IT and Integration services, was driven by the strategy to balance volume and value, with strong momentum from convergent services (+7.0% or +23 million euros).

The good performance of Convergence benefitted from price increases and growth in the Fixed broadband customer base, with nearly 3.5 million FTTH and cable customers, up 10.3% year on year. The 1.4-point decline in Mobile churn and 3.6-point decline in Fixed broadband churn, as well as net additions of +70,000 in Mobile and +72,000 in Fiber, reflect good commercial momentum.

The Group continued its consolidation in Europe with the complete integration of VOO in Belgium and the merger underway in Romania.

The Group is confident that Europe can achieve slight growth in EBITDAaL in 2024, in line with its objectives.

Africa & Middle East

In millions of euros	1Q 2024	1Q 2023 comparable basis	1Q 2023 historical basis	change comparable basis	change historical basis
Revenues	1,849	1,664	1,699	11.1%	8.8%
Retail services (B2C+B2B)	1,662	1,482	1,509	12.2%	10.2%
Mobile-only	1,414	1,273	1,297	11.1%	9.0%
Fixed-only	232	199	202	16.4%	14.5%
IT & Integration services	16	9	9	80.9%	79.1%
Wholesale	153	151	158	1.3%	(3.4)%
Equipment sales	24	22	23	6.6%	3.3%
Other revenues	9	9	9	10.0%	2.6%

Maintaining a very strong performance

Africa & Middle East revenues grew strongly (+185 million euros), with double-digit growth (+11.1%) for the fourth consecutive quarter. Nine countries out of 16 recorded double-digit growth.

This performance stems from the rapid growth of retail services (+12.2%), thanks to good results in voice with a favorable impact from both volume and value, and continued double-digit increases in the four growth engines, namely Mobile data (+15.7%), Fixed broadband (+20.6%), Orange Money (+23.5%) and B2B across all activities (+14.1%).

The anticipated devaluation of the Egyptian pound had a limited impact on Africa & Middle East revenues, which grew 8.8% on a historical basis.

The mobile customer base reached 153.1 million, a year-on-year increase of 6.4%, with accelerated growth in the 4G customer base (+23.7%) and a 5.4% increase in average Mobile ARPO.

Orange Bank Africa, consolidated since 1 January 2024 in this segment, has 1.4 million customers.

The Group is confident of continued EBITDAaL growth in the region in 2024.

Orange Business

In millions of euros	1Q 2024	1Q 2023 comparable basis	1Q 2023 historical basis	change comparable basis	change historical basis
Revenues	1,939	1,945	1,951	(0.3)%	(0.6)%
Fixed-only	752	824	828	(8.7)%	(9.2)%
Voice	200	232	233	(13.9)%	(14.3)%
Data	552	591	595	(6.6)%	(7.2)%
IT & Integration services	937	871	872	7.5%	7.4%
Mobile	251	251	251	(0.1)%	(0.1)%
Mobile-only	176	168	168	4.8%	4.8%
Wholesale	10	10	10	(2.0)%	(2.0)%
Equipment sales	65	73	73	(11.0)%	(11.0)%

Further progress in the recovery plan

Revenues for the Orange Business segment were 1,939 million euros in the first quarter of 2024, down slightly (-0.3% or -6 million euros).

Growth in IT and Integration services (+7.5% or +65 million euros) was driven by double-digit growth in Orange Cyberdefense (+15.3%) and the performance of Digital services (+5.1%). This growth is higher than that of the first quarter of 2023 but did not fully offset the structural decline in legacy fixed voice and data activities (-8.7% or -72 million euros).

Gartner ranked Orange Business as the best global long-distance network service provider based on its ability to execute.

Orange Business has also innovated by offering a Circular Mobility service to reduce the carbon footprint of mobile phone fleets and by introducing new indicators to its Flux Vision population flow observation tool, allowing customers to measure the carbon footprint generated by the movements of goods and people. Two new generative AI solutions were also launched at the Orange Business Summit. These illustrate Orange Business’s positioning as a provider of sustainable, differentiated and reliable solutions.

Orange Business achieved important milestones in its recovery plan this quarter, key steps toward halving the decrease in EBITDAaL this year before an expected return to growth in 2025:

-      a simpler product portfolio, with the number of marketed products and services more than halved;

-      implementation of the cost-reduction program.

TOTEM

In millions of euros	1Q 2024	1Q 2023 comparable basis	1Q 2023 historical basis	change comparable basis	change historical basis
Revenues	174	174	174	0.1%	0.1%
Wholesale	174	174	174	0.1%	0.1%
Other revenues	-	-	-	-	-

Revenues of the TOTEM TowerCo were stable at 174 million euros (+0.1%). The growth in hosting revenues, up 2.6% to 146 million euros, was offset by the decline in revenues from low-margin activities such as tower location planning and work, and the resale of energy, for which prices have fallen. The contributory share of hosting revenues increased 4.6% (+11.6% excluding MASORANGE). There were 27,272 sites at the end of March 2024, with a tenancy ratio of 1.41 co-tenants per site, an increase in line with the target to reach 1.5 co-tenants per site in 2026.

TOTEM has begun to roll out the latest-generation mobile networks for the Grand Paris Express "Line 15 South" metro line to extend 5G coverage to the whole of this future line. The full connectivity of this metro line was incorporated from the design stage of this large-scale industrial project.

International Carriers & Shared Services

In millions of euros	1Q 2024	1Q 2023 comparable basis	1Q 2023 historical basis	change comparable basis	change historical basis
Revenues	334	339	354	(1.4)%	(5.5)%
Wholesale	204	227	227	(10.2)%	(10.2)%
Other revenues	130	112	127	16.3%	2.9%

Wholesale services revenues decreased 10.2% in the first quarter (-23 million euros). The accelerated decline in voice revenues (in volume and price) was partially offset by the increase in roaming services and Data activities.

The increase in other revenues of 16.3% (+18 million euros) reflects the good performance of both Orange Marine’s submarine cable laying and maintenance activities, and Sofrecom’s services.

Mobile Financial Services

The plan to discontinue Orange Bank’s activities in Europe has begun:

-      in France, Orange Bank has started referring customer accounts to Hello Bank! and BNP Paribas;

-      in Spain, Orange Bank has initiated the sale of its loan portfolio to Banco Cetelem.

Calendar of upcoming events

22 May 2024                           - Annual Shareholders Meeting

24 July 2024                           - Publication of First-Half 2024 financial results

Contacts

press: Frédéric Texier fred.texier@orange.com Tom Wright tom.wright@orange.com Caroline Cellier caroline.cellier@orange.com financial communication:
(analysts and investors)

Constance Gest
constance.gest@orange.com

Louise Racine
louise.racine@orange.com

Hong Hai Vuong
honghai.vuong@orange.com

Louis Celier
louis.celier@orange.com

Disclaimer

This press release contains forward-looking statements about Orange’s financial situation, results of operations and strategy. Although we believe these statements are based on reasonable assumptions, they are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. More detailed information on the potential risks that could affect our financial results is included in the Universal Registration Document filed on 28 March 2024 with the French Financial Markets Authority (AMF) and in the annual report (Form 20-F) filed on 29 March 2024 with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made. Other than as required by law, Orange does not undertake any obligation to update them in light of new information or future developments.

Appendix 1: financial key indicators

Quarterly data

In millions of euros	1Q 2024	1Q 2023 comparable basis	1Q 2023 historical basis	variation comparable basis	change historical basis
Revenues	9,850	9,649	9,517	2.1%	3.5%
France	4,339	4,304	4,307	0.8%	0.7%
Europe	1,727	1,762	1,577	(2.0)%	9.5%
Africa & Middle East	1,849	1,664	1,699	11.1%	8.8%
Orange Business	1,939	1,945	1,951	(0.3)%	(0.6)%
Totem	174	174	174	0.1%	0.1%
International Carriers & Shared Services	334	339	354	(1.4)%	(5.5)%
Intra-Group eliminations	(512)	(539)	(545)
EBITDAaL (1)	2,406	2,351	2,306	2.3%	4.3%
o/w Telecom activities	2,440	2,385	2,341	2.3%	4.2%
As % of revenues	24.8%	24.7%	24.6%	0.1 pt	0.2 pt
o/w Mobile Financial Services	(34)	(34)	(35)	(0.3)%	2.5%
eCAPEX	1,550	1,512	1,493	2.5%	3.8%
o/w Continuing operations	1,384	1,343	1,323	3.1%	4.6%
o/w Telecom activities	1,383	1,335	1,315	3.6%	5.2%
As % of revenues	14.0%	13.8%	13.8%	0.2 pt	0.2 pt
o/w Mobile Financial Services	1	8	8	(91.4)%	(92.3)%
o/w Discontinued operations	166	169	169	(2.1)%	(2.1)%
EBITDAaL - eCAPEX of continuing operations	1,022	1,008	982	1.4%	4.0%
(1) EBITDAaL presentation adjustments are described in Appendix 2.

Appendix 2: adjusted data to income statement items

Quarterly data

	1Q 2024			1Q 2023 historical basis
In millions of euros	Adjusted data	Presentation adjustments	Income statement	Adjusted data	Presentation adjustments	Income statement
Revenues	9,850	-	9,850	9,517	-	9,517
External purchases	(4,056)	0	(4,056)	(3,998)	-	(3,998)
Other operating income	229	-	229	186	-	186
Other operating expenses	(117)	(4)	(121)	(73)	91	18
Labour expenses	(2,184)	(8)	(2,192)	(2,062)	(28)	(2,090)
Operating taxes and levies	(875)	(1)	(876)	(863)	(1)	(864)
Gains (losses) on disposal of fixed assets, investments and activities	na	(152)	(152)	na	36	36
Restructuring costs	na	(44)	(44)	na	(10)	(10)
Depreciation and amortization of financed assets	(38)	-	(38)	(27)	-	(27)
Depreciation and amortization of right-of-use assets	(338)	(2)	(340)	(330)	-	(330)
Impairment of right-of-use assets	(0)	-	(0)	-	-	-
Interest expense on liabilities related to financed assets	(4)	4	na	(2)	2	na
Interest expense on lease liabilities	(61)	61	na	(40)	40	na
EBITDAaL	2,406	(146)	na	2,306	130	na
Significant litigation	(1)	1	na	96	(96)	na
Specific labour expenses	(7)	7	na	(28)	28	na
Fixed assets, investments and business portfolio review	(152)	152	na	36	(36)	na
Restructuring program costs	(47)	47	na	(10)	10	na
Acquisition and integration costs	(4)	4	na	(6)	6	na
Interest expense on liabilities related to financed assets	na	(4)	(4)	na	(2)	(2)
Interest expense on lease liabilities	na	(61)	(61)	na	(40)	(40)

Appendix 3: economic CAPEX to investments in property, plant and intangible investment

	1Q 2024			1Q 2023 historical basis
In millions of euros	Continuing operations	Discontinued operations	Group total	Continuing operations	Discontinued operations	Group total
Investments in property, plant and equipment and intangible assets	1,473	168	1,641	1,789	180	1,969
Financed assets	(21)	-	(21)	(71)	-	(71)
Proceeds from sales of property, plant and equipment and intangible assets	(67)	-	(67)	(91)	-	(91)
Telecommunication licenses	(2)	(2)	(4)	(303)	(11)	(314)
eCAPEX	1,384	166	1,550	1,323	169	1,493

Appendix 4: key performance indicators

In thousands, at the end of the period	March 31 2024	March 31 2023
Number of convergent customers	9,072	8,906
Number of mobile accesses (excluding MVNOs) (1)	242,579	226,685
o/w	Convergent customers mobile accesses	15,547	15,237
Mobile only accesses	227,031	211,448
o/w	Contract customers mobile accesses	90,698	80,729
Prepaid customers mobile accesses	151,881	145,956
Number of fixed accesses (2)	39,238	40,540
Fixed Retail accesses	26,798	27,221
Fixed Broadband accesses	21,335	20,928
o/w	Very high-speed broadband fixed accesses	13,270	11,599
Convergent customers fixed accesses	9,072	8,906
Fixed accesses only	12,263	12,021
Fixed Narrowband accesses	5,463	6,294
Fixed Wholesale accesses	12,440	13,319
Group total accesses (1+2)	281,817	267,225
2023 data is on a comparable basis and includes accesses to the telecom operator VOO acquired in June 2023 by Orange Belgium.

Key performance indicators (KPI) by country are presented in the "Orange investors data book Q1 2024" available on www.orange.com, under Finance/Results:

www.orange.com/en/latest-consolidated-results

Appendix 5: glossary

Key figures

Data on a comparable basis: data based on comparable accounting principles, scope of consolidation and exchange rates are presented for previous periods. The transition from data on an historical basis to data on a comparable basis consists of keeping the results for the period ended and then restating the results for the corresponding period of the preceding year for the purpose of presenting, over comparable periods, financial data with comparable accounting principles, scope of consolidation and exchange rate. The method used is to apply to the data of the corresponding period of the preceding year, the accounting principles and scope of consolidation for the period just ended as well as the average exchange rate used for the income statement for the period ended. Changes in data on a comparable basis reflect organic business changes. Data on a comparable basis is not a financial aggregate as defined by IFRS and may not be comparable to similarly named indicators used by other companies.

Retail services (B2C + B2B): aggregation of revenues from (i) Convergent services, (ii) Mobile-only services, (iii) Fixed-only services and (iv) IT and Integration services (see definitions). Retail Services (B2C+B2B) revenues include all revenues of a given scope excluding revenues from wholesale services, equipment sales and other revenues (see definitions).

EBITDAaL or "EBITDA after Leases": operating income (i) before depreciation and amortization of fixed assets, effects resulting from business combinations, impairment of goodwill and fixed assets, share of profits (losses) of associates and joint ventures, (ii) after interest on debts related to financed assets and on lease liabilities, and (iii) adjusted for significant litigation, specific labor expenses, fixed assets, investments and businesses portfolio review, restructuring programs costs, acquisition and integration costs and, where appropriate, other specific elements. EBITDAaL is not a financial aggregate as defined by IFRS standards and may not be directly comparable to similarly named indicators in other companies.

eCAPEX or "economic CAPEX": (i) acquisitions of property, plant and equipment and intangible assets, excluding telecommunications licenses and financed assets, (ii) less the price of disposal of property, plant and equipment and intangible assets. eCAPEX is not a financial performance indicator as defined by IFRS standards and may not be directly comparable to indicators referenced by similarly named indicators in other companies.

Organic Cash Flow (telecoms activities): for the perimeter of the telecoms activities, net cash provided by operating activities, minus (i) lease liabilities repayments and debts related to financed assets repayments, and (ii) purchases and sales of property, plant and equipment and intangible assets, net of the change in the fixed assets payables, (iii) excluding telecommunication licenses paid and significant litigations paid or received. Organic Cash Flow (telecoms activities) is not a financial aggregate defined by IFRS and may not be comparable to similarly named indicators used by other companies.

Free cash flow all-in (telecoms activities): Free cash flow all-in from telecom activities corresponds to net cash provided by operating activities, minus (i) purchases and sales of property, plant and equipment and intangible assets, net of the change in the fixed assets payables, (ii) repayments of lease liabilities and on debts related to financed assets, and (iii) payments of coupons on subordinated notes. Free cash flow all-in from telecom activities is not a financial aggregate defined by IFRS and may not be comparable to similarly named indicators used by other companies.

Earnings per share (EPS) - Group share Net income - Basic: Basic earnings per share are calculated by dividing (a) net income for the year attributable to the shareholders of the Group, after deduction of the remuneration net of the tax to holders of subordinated notes, by (b) the weighted average number of ordinary shares outstanding during the period.

Return On Capital Employed or ROCE: ROCE from telecoms activities corresponds to Net Operating Profit After Tax (NOPAT) for the year ended (N) divided by Net Operating Assets (NOA) for the previous year (N-1).

Net Operating Profit After Tax (NOPAT) for the year ended (N) corresponds to operating profit (i) after interest on lease liabilities and on debts related to financed assets, and (ii) after income tax adjusted for the tax impact of financial income excluding interest on lease liabilities and on debts related to financed assets (tax charge calculated on the basis of the statutory tax rate applicable in France, the tax jurisdiction of the parent company Orange SA).

Net Operating Assets (NOA) for the previous year (N-1) correspond to (i) equity and (ii) financial liabilities and derivative liabilities (non-current and current), excluding debts on financed assets, (iii) less financial assets and derivative assets (non-current and current), cash and cash equivalents, including investments in Mobile Financial Services.

ROCE from telecoms activities is not a financial aggregate defined by IFRS and may not be comparable to similarly named indicators used by other companies.

Performance indicators

Fixed retail accesses: number of fixed broadband accesses (xDSL (ADSL and VDSL), FTTx, cable, Fixed-4G (fLTE) and other broadband accesses (satellite, Wimax and others)) and fixed narrowband accesses (mainly PSTN) and payphones.

Fixed wholesale accesses: number of fixed broadband and narrowband wholesale accesses operated by Orange.

Convergence

Convergent services: customer base and revenues from B2C Convergent retail offers, excluding equipment sales (see definition) defined as an offer combining at least a broadband access (xDSL, FTTx, cable or Fixed-4G (fLTE) with cell-lock) and a mobile voice contract (excluding MVNOs).

Convergent ARPO: average quarterly revenues per convergent offer (ARPO) calculated by dividing revenues from retail Convergent services offers invoiced to B2C customers generated over the past three months (excluding IFRS 15 adjustments) by the weighted average number of retail Convergent offers over the same period. ARPO is expressed by monthly revenues per convergent offer.

Mobile-only services

Mobile-only services: revenues from mobile offers (mainly outgoing calls: voice, SMS and data) invoiced to retail customers, excluding convergent services and equipment sales (see definitions). The customer base includes customers with a contract excluding retail convergence, machine-to-machine contracts and prepaid cards.

Mobile-only ARPO: average quarterly revenues from Mobile-only (ARPO) calculated by dividing revenues from Mobile-only retail services (excluding machine-to-machine and IFRS 15 adjustments) generated over the past three months by the weighted average of Mobile-only customers (excluding machine-to-machine) over the same period. The ARPO is expressed as monthly revenues per Mobile-only customer.

Fixed-only services

Fixed-only services: revenues from fixed retail offers, excluding B2C convergent offers and equipment sales (see definitions). It includes (i) fixed narrowband services (conventional fixed telephony), (ii) fixed broadband services, and (iii) business solutions and networks (with the exception of France, for which essential business solutions and networks are supported by Orange Business segment). For the Orange Business segment, Fixed-only service revenues include sales of network equipment related to the operation of voice and data services. The customer base consists of fixed narrowband and fixed broadband customers, excluding retail convergence customers.

Fixed-only Broadband ARPO: average quarterly revenues from Fixed-only Broadband (ARPO) calculated by dividing the revenue from Fixed-only Broadband retail services (excluding IFRS 15 adjustments) generated over the past three months by the weighted average of Fixed-only Broadband customers over the same period. ARPO is expressed as monthly revenues per Fixed-only Broadband customer.

IT & Integration services

IT & Integration services: revenues from unified communication and collaboration services (Local Area Network and telephony, advising, integration and project management), hosting and infrastructure services (including Cloud Computing), applications services (customer relations management and other applications services), security services, video conferencing offers, machine-to-machine services (excluded connectivity) as well as sales of equipment related to the above products and services.

Wholesale

Wholesale services: revenues from other carriers consists of (i) mobile services to other carriers including incoming traffic, visitor roaming, network sharing, national roaming and Mobile Virtual Network Operators (MVNOs), (ii) fixed services to other carriers including national networking, services to international carriers, high-speed and very high-speed broadband access (fibre access, unbundling of telephone lines and xDSL access sales) and the sale of telephone lines on the wholesale market, and (iii) equipment sales to other carriers.

Equipment sales

Equipment sales: revenues from all mobile and fixed equipment sales, excluding (i) equipment sales associated with the supply of IT and Integration services, (ii) sales of network equipment related to the operation of voice and data services in the Orange Business operating segment, (iii) equipment sales to other carriers, and (iv) equipment sales to dealers and brokers.

Other revenues

Other revenues: revenues including (i) equipment sales to brokers and dealers, (ii) portal, (iii) on-line advertising revenues, (iv) corporate transversal business line activities, and (v) other miscellaneous revenues.

[1] Excluding TOTEM Spain

[2] Unless otherwise stated, percentage changes are on a year-on-year basis, calculated against Q1 2023 on a comparable basis.

[3] Public Switched Telephone Network

[4] These targets are on a comparable basis and do not take into account mergers and acquisitions not yet finalized. They exclude the contribution of Orange Spain.

[5] Excluding M2M and prepaid

ORANGE

Date: April 24, 2024	By:	/S/ Constance Gest
	Name:	Constance Gest
	Title:	Director of Investors Relations & Financial Communication